Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of September 30, 2024 and December 31, 2023 and results of operations for the three and nine months ended September 30, 2024 and 2023. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of September 30, 2024, included elsewhere in this report, and our Annual Report for the year ended December 31, 2023 on Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from the most comparable IFRS measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A on page 20. We also caution readers that this MD&A may contain forward-looking statements, see page 29 for our “Statement Regarding Forward-Looking Statements.”

This MD&A includes financial data for the three and nine months ended September 30, 2024 and includes material information up to November 14, 2024.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
The partnership’s capital structure is comprised of five classes of partnership units: General partnership units (“GP Units”), limited partnership units (“LP Units”), Redeemable/Exchangeable Partnership units (“REUs”), special limited partnership units of the operating partnership (“Special LP Units”) and FV LTIP units of the operating partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”). Holders of the GP Units, LP Units, REUs, Special LP Units and FV LTIP Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units and REUs have the same economic attributes in all respects, except that the holders of REUs have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Corporation (“BN” or the “Corporation”), as the holder of the REUs exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, the Corporation, as holder of REUs, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the REUs as a component of non-controlling interests.

Financial data has been prepared using accounting policies in accordance with IFRS, except as otherwise noted. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”) and Polish Zloty (“zł”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedarplus.ca or www.sec.gov.

OVERVIEW OF THE BUSINESS
    We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate.

Office
Our diversified Office portfolio consists of 72 million leasable square feet across 125 office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities (“Core”), including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists of assets with significant value-add through development and leasing activities (“Transitional and Development”) that are generally held for shorter time frames before being monetized for attractive returns.

Retail
Our Retail portfolio consists of 106 million leasable square feet across 103 malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.

There have been no material changes to our investment strategy since December 31, 2023. For a more detailed description of our investment strategy, please refer to the section titled Item 4.B. “Business Overview” in our December 31, 2023 Annual Report on Form 20-F.

PERFORMANCE MEASURES
We consider the following items to be important drivers of our current and anticipated financial performance:
•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:
•debt capital at a cost and on terms conducive to our goals;
•preferred equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on non-IFRS measures including net operating income (“NOI”), funds from operations (“FFO”), Company FFO (“CFFO”), and equity attributable to Unitholders. We define these non-GAAP measures on page 19.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of September 30, 2024 and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 10.

    The following acquisitions and dispositions affected our consolidated results for the three and nine months ended September 30, 2024 and 2023.

Q3 2024
•We acquired a portfolio of 129 logistics assets in the U.S. in one of our opportunistic real estate funds for approximately $1.3 billion.
•We sold 36 assets from the logistics portfolio in one of our opportunistic real estate funds for approximately $336 million.
•We sold a portfolio of 28 manufactured housing communities in the U.S. in the Brookfield Strategic Real Estate Partners (“BSREP”) II fund for approximately $559 million.
•We sold a hospitality asset in South Korea in the BSREP II fund for approximately $310 million.
•We sold partial interest, without loss of control, in two office assets in the U.S. during the quarter for approximately $101 million.
•We sold an office and a multifamily asset in the U.S for approximately $276 million.
•We reclassified our LP interest in our BSREP IV investments to assets held for sale. Brookfield Wealth Solutions Ltd. (“BWS”) must convert its mandatory convertible non-voting preferred shares (“BWS Preferred Shares”) to common shares by August 2025. Upon conversion, we will not consolidate our interest in BSREP IV, as our retained approximately 7% non-voting interest does not provide us with control over the investment, which is therefore accounted for as a financial asset within an equity accounted investment.

Q2 2024
•We sold partial interests, without loss of control, in four retail assets in the U.S. during the quarter for approximately $400 million. We used the proceeds from these dispositions to repay corporate debt.
•We sold partial interests, without loss of control, in an office asset in the U.S. for approximately $103 million. We used the proceeds from this disposition to repay asset-level debt.
•We acquired a portfolio of 23 multifamily assets in the U.S. in one of our opportunistic real estate funds for $1.6 billion.

Q1 2024
•We acquired 75 multifamily assets out of foreclosure in the United States in one of our opportunistic real estate funds for $629 million.
•We acquired several logistics assets in the United States, the Netherlands, the United Kingdom and United Arab Emirates in one of our opportunistic real estate funds for $216 million.
•We acquired a student housing asset in the United States in one of our opportunistic real estate funds for $161 million.

Q4 2023
•We sold a portfolio of 19 manufactured housing communities in the United States in the BSREP II fund for approximately $317 million.
•We sold an office asset in Brazil for approximately R$1.5 billion ($300 million).
Q3 2023
•We acquired eight logistics centers in the United States in the BSREP IV fund for $378 million.
•We sold 23 manufactured housing communities in the United States in the BSREP II fund for $389 million.
•In a series of related transactions, we issued $1.6 billion of BWS Preferred Shares which are held by a wholly-owned subsidiary of BWS, formerly known as Brookfield Reinsurance Ltd. ("BNRE").

Q2 2023
•We sold partial interests, without loss of control, in two office assets in the United States for net proceeds of approximately $205 million.
•We sold partial interests, without loss of control, in three office assets in Canada for net proceeds of approximately C$405 million ($306 million).
•We acquired a multifamily asset in the United States in the BSREP IV fund for approximately $157 million.

Q1 2023
•We acquired five logistics assets in the United States in the BSREP IV fund for approximately $400 million.
•We acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation (“Acquisition of Foreign Investments”) for consideration of $588 million through the issuance of a non-interest bearing note. There was a subsequent $530 million capital call related to the BSREP IV U.S. and foreign investments. The consideration for the Acquisition of Foreign Investments and capital call was funded by the issuance of LP Units, Special LP Units and REUs to the Corporation.

For the purposes of the following comparison discussion between the three and nine months ended September 30, 2024 and 2023, the above transactions are referred to as the investment activities.

Operating Results

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial property revenue	$1,587	$1,488	$4,671	$4,390
Hospitality revenue	691	699	1,968	1,951
Investment and other revenue	188	246	570	659
Total revenue	2,466	2,433	7,209	7,000
Direct commercial property expense	643	597	1,854	1,737
Direct hospitality expense	529	532	1,598	1,565
Investment and other expense	11	136	31	212
Interest expense	1,305	1,222	3,799	3,563
General and administrative expense	352	339	1,033	1,023
Total expenses	2,840	2,826	8,315	8,100
Fair value losses, net	(125)	(5)	(1,005)	(116)
Share of earnings (losses) from equity accounted investments	5	161	248	(13)
Loss before income taxes	(494)	(237)	(1,863)	(1,229)
Income tax expense (benefit)	31	130	160	(10)
Net loss	$(525)	$(367)	$(2,023)	$(1,219)

Net loss for the three months ended September 30, 2024 was $525 million compared to a net loss of $367 million for the same period in the prior year. This is primarily driven by fair value losses in the current period of $125 million, reflecting updated market and cash flow assumptions for certain LP Investments and office assets our portfolio. Share of net earnings from equity accounted investments decreased by $156 million compared to the prior year primarily due to lower valuation gains compared to the prior year and disposition activity in the current period. We also recorded higher interest expense of $83 million compared to prior year due to higher debt balances resulting from acquisition activity and asset-level financings, which were partially offset by interest savings from the paydown of corporate debt and lower interest rates in the current year. These declines were partially offset by an increase in commercial property revenue, net of related direct expenses, of $68 million resulting from acquisition activity in LP Investments.

Net loss for the nine months ended September 30, 2024 was $2,023 million compared to a net loss of $1,219 million for the same period in the prior year. The increase in net loss is primarily attributable to fair value losses of $1,005 million and $236 million of incremental interest expense compared to prior year due to new acquisitions as mentioned above. This was partially offset by an increase in the share of net earnings from equity accounted investments of $261 million driven by fair value gains in the current period compared with fair value losses in the prior period. Further offsetting these decreases was an increase in commercial property revenue, net of related direct expenses of $180 million resulting from acquisition activity in LP Investments.

Commercial property revenue and direct commercial property expense
For the three months ended September 30, 2024, commercial property revenue increased by $99 million compared to the same period in the prior year due to acquisitions activity in our LP Investments segment resulting in an increase of $131 million, as well as rent growth and lease commencements since the prior year, partially offset by disposition activity.

For the three months ended September 30, 2024, direct commercial property expense increased by $46 million compared to the same period in the prior year due to higher expenses as a result of the acquisition activity discussed above, which generated additional expense of $63 million. Margins in 2024 were 59.5%, a decrease of 0.4% compared to 2023.

For the nine months ended September 30, 2024, commercial property revenue increased by $281 million compared to the same period in the prior year due to acquisition activity in our LP Investments segment resulting in an increase of $316 million, partially offset by disposition activity.

For the nine months ended September 30, 2024, direct commercial property expense increased by $117 million compared to the same period in the prior year due to higher expenses as a result of the acquisition activity discussed above, which generated additional expense of $136 million. Margins in 2024 remained consistent with prior year at 60.3%.

Hospitality revenue and direct hospitality expense
For the three months ended September 30, 2024, hospitality revenue decreased by $8 million compared to the same period in the prior year. The decrease was primarily due to disposition activity since the prior year, partially offset by higher occupancy and higher average daily rates, primarily in the U.K. and in Europe resulting in an increase of $11 million when compared to the same period in the prior year.

Direct hospitality expense decreased to $529 million for the three months ended September 30, 2024, compared to $532 million in the same period in the prior year. The decrease was driven by disposition activity in the current year.

For the nine months ended September 30, 2024, hospitality revenue increased by $17 million compared to the same period in the prior year. The increase was attributable to higher occupancy and higher average daily rates in the U.K. resulting in an increase of $44 million when compared to the same period in the prior year, partially offset by disposition activity.

Direct hospitality expense increased to $1,598 million for the nine months ended September 30, 2024, compared to $1,565 million in the same period in the prior year. The increase was driven by additional operating expenses of $33 million stemming from increased room utilization.

Investment and other revenue, and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. For the three months ended September 30, 2024, investment and other revenue decreased by $58 million, as a result of fewer dispositions of multifamily develop-for-sale assets compared to the prior year, partially offset by incremental interest income in logistics assets in the U.S.

For the three months ended September 30, 2024, investment and other expense decreased by $125 million as a result of fewer dispositions of multifamily develop-for-sale assets, as mentioned above.

For the nine months ended September 30, 2024, investment and other revenue decreased by $89 million, primarily due to a decrease of $87 million in our LP Investments segment resulting from fewer dispositions of multifamily develop-for-sale assets compared to the prior year and lower development fees earned in our Office segment, as we completed a development project in Perth. These decreases were partially offset by incremental interest income in logistics assets in the U.S.

For the nine months ended September 30, 2024, investment and other expense decreased by $181 million, primarily due to a decrease of $176 million in our LP Investments segment resulting from fewer dispositions of multifamily develop-for-sale assets compared to the prior year, as well as a decrease in our Office segment due to lower development costs in Australia.

Interest expense
Interest expense increased by $83 million and $236 million for the three and nine months ended September 30, 2024, respectively, due to a higher interest rate environment, higher debt balances resulting from acquisition activity and asset-level financings. These increases were partially offset by repayments of corporate debt, including those funded by proceeds from disposition activities.

General and administrative expense
General and administrative expense increased by $13 million and $10 million for the three and nine months ended September 30, 2024, respectively, as compared to the same period in the prior year. The increases are primarily due to an increase in operating expenses in our LP segment from acquisition activity since the prior year.

Fair value losses, net
Fair value losses, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the income statement. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors.

We receive external appraisals on a number of office properties in the ordinary course to support our valuation process and for other business purposes. We compare the results to those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the nine months ended September 30, 2024, we obtained 19 external appraisals of our consolidated operating properties representing a gross property value of $6 billion. These external appraisals were within 2% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS values.

There have been no material changes to our valuation methodology since December 31, 2023. Refer to our 2023 Annual Report on Form 20-F for further detail on the valuation methodology of our investment properties and hospitality properties.

Fair value losses, net for our Office segment were $132 million and $477 million for the three and nine months ended September 30, 2024, respectively. These losses were driven by discount rate and capitalization rate expansion and updated leasing assumptions. Fair value losses, net for our Office segment were $390 million and $824 million for the three and nine months ended September 30, 2023, respectively. These losses were due to discount rate and capitalization rate expansion, partially offset by gains from updated cashflow assumptions in the U.S., U.K. and Australia.

Fair value gains, net for our Retail segment for the three months ended September 30, 2024 were $6 million and fair value losses for the nine months ended September 30, 2024 were $107 million. The gains were driven by updated cash flow assumptions and leasing outperformance at certain Core premier retail centers, which were partially offset by losses stemming from updated cashflow and market assumptions at certain lower productivity properties. For our Retail segment, the fair value gains, net for the three and nine months ended September 30, 2023, were $478 million and $475 million, respectively. These gains were primarily driven by fair value gains on our investment in a U.S. department store chain and updated cash flow assumptions at our malls, partially offset by updated market assumptions.

Fair value gains, net for our LP Investments segment were $2 million for the three months ended September 30, 2024. The fair value gains were primarily driven by updated leasing assumptions and updated valuation metrics at select retail and office assets. These gains were partially offset by fair value gains from updated cash flow assumptions and strong office leasing activity in India. Fair value losses, net for our LP Investments segment were $402 million for the nine months ended September 30, 2024 from fair value losses at select retail, office and manufactured housing assets in the U.S. These losses were partially offset by fair value gains from updated cash flow assumptions and strong office leasing activity in India, as well as the positive impact of inflation on rental rates and capital spend in Brazil. Fair value losses, net for our LP Investments segment were $90 million for the three months ended September 30, 2023. These losses were primarily due to updated leasing assumptions and valuation metrics at select office assets, partially offset by gains from updated cash flows in a mixed-use portfolio in South Korea and updated valuation metrics and leasing assumptions for select multifamily, logistics, and student housing assets. For the nine months ended September 30, 2023, fair value gains, net were $208 million, driven by updated valuation metrics and leasing assumptions in logistics, student housing, and multifamily assets, as well as office assets in Brazil. Additionally, we recognized gains from a conditional acquisition of office assets in India from 2022 that closed in 2023. These gains were partially offset by the fair value losses mentioned above.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are a mixed-use district in London, a mixed-use complex and two office towers in New York, a shopping center in Honolulu, and two malls in Las Vegas.

During the nine months ended September 30, 2024, we sold 49% of our interest in an office tower in the United Arab Emirates for net proceeds of approximately $165 million. We sold partial interests in three office assets in the U.S. and Canada for net proceeds of approximately $507 million and partial interests in two malls in the U.S. for net proceeds of approximately $210 million. Additionally, we also sold a partial interest in a multifamily asset in the U.S. for net proceeds of $97 million.

During the twelve months ended December 31, 2023, we sold 99% of our interest in an office tower in Midtown New York for approximately $101 million which is now reflected as a financial asset and 13% of our interest in the Bryant Park Office Tower in New York for approximately $83 million.

For the three months ended September 30, 2024, our share of net earnings from equity accounted investments was $5 million, a decrease of $156 million compared to the prior year. The decrease is primarily driven by lower fair value gains accounted for under the equity method compared to the prior year and disposition activity. For the nine months ended September 30, 2024, our share of net earnings from equity accounted investments increased by $261 million, compared to the prior year. The increase is primarily due significant fair value gains due to updated market assumptions at certain Core premier retail centers accounted for under the equity method.

Income tax expense
The decrease in income tax expense for the three and nine months ended September 30, 2024 compared to the prior year is primarily due to changes in pre-tax income.

Statement of Financial Position and Key Metrics

(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Investment properties
Commercial properties	$59,729	$77,699
Commercial developments	1,764	5,216
Equity accounted investments	18,676	19,435
Property, plant and equipment	5,599	11,085
Cash and cash equivalents	1,748	2,341
Assets held for sale	35,625	1,852
Total assets	133,327	131,577
Debt obligations	49,642	68,712
Liabilities associated with assets held for sale	22,868	57
Total equity	47,963	48,587

As of September 30, 2024, we had $133,327 million in total assets, compared with $131,577 million at December 31, 2023. This $1,750 million increase was due to acquisition activity, capital expenditures on commercial developments and the positive impact of foreign currency translation. These increases were partially offset by disposition activity. As of September 30, 2024, we reclassified the assets and liabilities of BSREP IV investments to held for sale. Refer to Note 28, Related Parties of our Q3 2024 Financial Statements for further information.

The following table presents the changes in investment properties from December 31, 2023 to September 30, 2024:

	Nine months ended Sep. 30, 2024
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$77,699	$5,216
Acquisitions	4,466	216
Capital expenditures	650	1,217
Property dispositions(1)	(827)	—
Fair value (losses) gains, net	(1,036)	312
Foreign currency translation	(189)	38
Transfer between commercial properties and commercial developments	575	(575)
Reclassifications to assets held for sale and other changes	(1,388)	(14)
Reclassification of BSREP IV investments to assets held for sale(2)	(20,221)	(4,646)
Investment properties, end of period	$59,729	$1,764
(1)Property dispositions represent the carrying value on date of sale.
(2)See Note 28, Related Parties of our Q3 2024 Financial Statements for further information on the Reclassification of BSREP IV investments to assets held for sale.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties decreased from $77,699 million at the end of 2023 to $59,729 million at September 30, 2024. The decrease is attributed primarily to the reclassification of BSREP IV investments to assets held for sale, the reclassification of certain office, retail and hospitality assets to held for sale during the year and incremental fair value losses and disposition activity during the period. These decreases were partially offset by acquisition activity, primarily in our LP Investments segment, coupled with two office assets in our LP Investments segment becoming operational during the period, as well as capital spend in our LP Investments and Office segments. Refer to Note 3, Investment Properties and Note 28, Related Parties of our Q3 2024 Financial Statements for further information.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,764 million at September 30, 2024, a decrease of $3,452 million from the balance at December 31, 2023. The decrease is primarily due to the reclassification of BSREP IV investments to assets held for sale and two office assets becoming operational during the period, as mentioned above. The decreases were partially offset by capital spending, fair value gains within the LP Investments segment and acquisition activity during the period. Refer to Note 3, Investment Properties and Note 28, Related Parties of our Q3 2024 Financial Statements for further information.

The following table presents a roll-forward of changes in our equity accounted investments December 31, 2023 to September 30, 2024:

(US$ Millions)	Nine months ended Sep. 30, 2024
Equity accounted investments, beginning of period	$19,435
Additions	294
Disposals and return of capital distributions	(732)
Share of net earnings from equity accounted investments	248
Distributions received	(308)
Foreign currency translation	94
Reclassifications of BSREP IV investments to assets held for sale(1)	(259)
Other comprehensive income and other	(96)
Equity accounted investments, end of period	$18,676
(1)See Note 28, Related Parties of our Q3 2024 Financial Statements for further information on the Reclassifications of BSREP IV investments to assets held for sale.

Equity accounted investments decreased by $759 million since December 31, 2023, primarily due to disposals and return of capital distributions within our LP Investments segment and our Office segment from the sales of a partial interest in an office asset in the United Arab Emirates. During the nine months ended September 30, 2024, we also disposed of partial interests in certain office and retail assets. Additionally, we reclassified the BSREP IV equity accounted investments to assets held for sale. Refer to Note 4, Equity Accounted Investments and Note 28, Related Parties of our Q3 2024 Financial Statements for further information.

The following table presents a roll-forward of changes in property, plant and equipment December 31, 2023 to September 30, 2024:

(US$ Millions)	Nine months ended Sep. 30, 2024
Cost:
Balance at the beginning of period	$10,486
Additions	293
Disposals	(260)
Foreign currency translation	120
Reclassification (to) assets held for sale and other	(421)
Reclassifications of BSREP IV investments to assets held for sale(1)	(4,658)
5,560
Accumulated fair value changes:
Balance at the beginning of period	2,027
Revaluation (losses) gains, net	(168)
Disposals	—
Foreign currency translation	37
Reclassification (to) assets held for sale and other	(126)
Reclassifications of BSREP IV investments to assets held for sale(1)	(471)
1,299
Accumulated depreciation:
Balance at the beginning of period	(1,428)
Depreciation	(323)
Disposals	122
Foreign currency translation	(32)
Reclassification to assets held for sale and other	88
Reclassifications of BSREP IV investments to assets held for sale(1)	313
(1,260)
Total property, plant and equipment(2)	$5,599
(1)See Note 28, Related Parties of our Q3 2024 Financial Statements for further information on the Reclassifications of BSREP IV investments to assets held for sale.
(2)Includes right-of-use assets of $131 million (December 31, 2023 - $304 million).

Property, plant and equipment decreased by $5,486 million since December 31, 2023, primarily due to movements in our LP Investments segment, including the reclassification of BSREP IV investments to assets held for sale, depreciation, and net disposals. These decreases were partially offset by the positive impact of foreign currency translation. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

The following table presents a roll-forward of changes in assets held for sale December 31, 2023 to September 30, 2024:

(US$ Millions)	Nine months ended Sep. 30, 2024
Balance, beginning of period	$1,852
Reclassification to assets held for sale, net	2,466
Reclassification of BSREP IV investments to assets held for sale(1)	33,735
Disposals	(2,411)
Fair value adjustments	(2)
Foreign currency translation	6
Other	(21)
Balance, end of period	$35,625
(1)See Note 28, Related Parties of our Q3 2024 Financial Statements for further information on the Reclassifications of BSREP IV investments to assets held for sale.

At September 30, 2024, assets held for sale included our BSREP IV investments. See Note 28, Related Parties of our Q3 2024 Financial Statements for further information. In addition, assets held for sale also includes three office assets in the U.S, one office asset in Australia, three retail assets in the U.S., one hotel asset in the U.S, nine logistics assets in the U.S. and ten manufactured housing communities in the U.S. We intend to sell our interests in these assets to third parties within the next 12 months. Refer to Note 10, Held For Sale of our Q3 2024 Financial Statements for further information.

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Nine months ended Sep. 30, 2024
Balance, beginning of period	$68,712
Debt obligation issuance, net of repayments	1,214
Debt from asset acquisitions	16
Assumed by purchaser	(1,034)
Amortization of deferred financing costs and (premium) discount	112
Foreign currency translation	113
Reclassification of BSREP IV investments to liabilities held for sale(1)	(19,477)
Other	(14)
Balance, end of period	$49,642
(1)See Note 28, Related Parties of our Q3 2024 Financial Statements for further information on the Reclassifications of BSREP IV investments to liabilities held for sale.

Our debt obligations decreased to $49,642 million at September 30, 2024 from $68,712 million at December 31, 2023. The decrease is driven by the reclassification of debt obligations associated with BSREP IV to liabilities associated with assets held for sale, paydowns on our corporate debt of $2.1 billion and disposition activity. These decreases were partially offset by the issuance of debt on our recent acquisitions in our LP Investment segment. Refer to Note 11, Debt Obligations of our Q3 2024 Financial Statements for further information.

Total equity was $47,963 million at September 30, 2024, a decrease of $624 million from the balance at December 31, 2023. The decrease was primarily driven by dispositions since the prior year and net loss during the period. These decreases were partially offset by the paydowns on our corporate facilities and term debt mentioned above and the positive impact of foreign currency translation.
Interests of others in operating subsidiaries and properties was $25,631 million at September 30, 2024, an increase of $299 million from the balance of $25,332 million at December 31, 2023 due to the disposition activity discussed above.

The following table summarizes our key operating results:

	2024			2023				2022
(US$ Millions, except per unit information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$2,466	$2,423	$2,320	$2,483	$2,433	$2,327	$2,240	$1,812
Direct operating costs	1,172	1,136	1,144	1,124	1,129	1,077	1,096	753
Net (loss) income	(525)	(789)	(709)	(630)	(367)	(458)	(394)	(1,220)
Net loss attributable to unitholders	(421)	(483)	(385)	(293)	(177)	(531)	(232)	(1,196)

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income are also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Office, Retail, LP Investments and Corporate.

The following table presents NOI by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Office(1)	$232	$245	$719	$737
Retail(1)	241	236	730	731
LP Investments(1)	749	689	2,084	1,899
Corporate(1)	—	1	—	1
NOI(1)	$1,222	$1,171	$3,533	$3,368
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 19. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 20.

The following table presents FFO by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Office	$(21)	$(8)	$(27)	$16
Retail	87	62	258	240
LP Investments	(25)	(44)	(53)	(74)
Corporate	(213)	(175)	(605)	(554)
FFO(1)	$(172)	$(165)	$(427)	$(372)
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 19. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 20.

The following table presents CFFO by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Office(1)	$(3)	$4	$38	$50
Retail(1)	102	81	287	291
LP Investments(1)	(43)	(44)	(89)	(84)
Corporate(1)	(211)	(174)	(601)	(541)
CFFO(1)	$(155)	$(133)	$(365)	$(284)
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 19. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 20.

The following table presents equity attributable to Unitholders by segment as of September 30, 2024 and December 31, 2023:

(US$ Millions)	Sep. 30, 2024	Dec. 31, 2023
Office(1)	$11,283	$12,103
Retail(1)	16,229	15,908
LP Investments(1)	6,304	6,891
Corporate(1)	(12,183)	(12,346)
Equity attributable to Unitholders(1)	$21,633	$22,556
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 19. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 20.

Office

Overview
    Our diversified Office portfolio consists of 72 million leasable square feet across 125 office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities, including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists of Transitional and Development assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

Summary of Operating Results
The following table presents NOI, FFO, CFFO and net (loss) in our Office segment for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
NOI	$232	$245	$719	$737
FFO	(21)	(8)	(27)	16
CFFO	(3)	4	38	50
Net loss	(149)	(256)	(676)	(849)

NOI from our consolidated properties was $232 million and $719 million during the three and nine months ended September 30, 2024, respectively, compared to $245 million and $737 million in the prior year. These decreases were primarily due to disposition activity partially offset by lease commencements at higher average in-place rents since the prior year.

NOI from our unconsolidated properties on a proportionate basis was $136 million and $423 million during the three and nine months ended September 30, 2024, respectively as compared to $137 million and $407 million in the prior year, respectively. The increase is primarily due to the completion of an office tower in New York and higher average in-place rents since the prior year partially offset by disposition activity.

FFO from our Office segment was $(21) million and $(27) million for the three and nine months ended September 30, 2024, respectively as compared to $(8) million and $16 million in the same period in the prior year. These decreases were attributable to an increase in interest expense resulting from the higher interest rate environment compared to prior year and financing activity, partially offset by an increase in fee revenue.

CFFO from our Office segment decreased by $7 million and $12 million during the three and nine months ended September 30, 2024, respectively. The decreases were primarily attributable to imputed interest on our U.S. developments, partially offset by the FFO movements discussed above.

Net loss decreased by $107 million to $149 million during the three months ended September 30, 2024 as compared to net loss of $256 million during the same period in 2023. The decrease in net loss is a result of lower fair value losses and lower share of equity accounted losses in the U.K. compared to the prior year, partially offset by the movements discussed above. Net loss decreased by $173 million to $676 million during the nine months ended September 30, 2024 as compared to the same period in 2023. The decrease is a result of the movements discussed above

Key Operating Metrics
    The following table presents key operating metrics for our Office portfolio as at and for the three months ended September 30, 2024 and 2023:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Total portfolio(1):
Number of properties	55	61	70	70
Leasable square feet (in thousands)(2)	41,272	44,630	30,665	29,053
Occupancy	84.5%	83.5%	88.1%	88.2%
(1)Included in our total portfolio are 66 Core properties located in 16 premier office and mixed-use complexes in key global markets which total approximately 36 million leasable square feet and are 94.0% occupied compared with 95.2% in the prior year.
(2)Includes leasable office, retail and multifamily square footage at our properties.

The following table presents the changes in investment properties in the Office segment from December 31, 2023 to September 30, 2024:

	Sep. 30, 2024
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$20,194	$859
Property acquisitions	1	—
Capital expenditures	146	185
Property dispositions	(99)	—
Fair value (losses) gains, net	(533)	10
Foreign currency translation	22	34
Transfer between commercial properties and commercial developments	16	(16)
Reclassifications to assets held for sale and other	(585)	(15)
Investment properties, end of period	$19,162	$1,057

Commercial properties totaled $19,162 million at September 30, 2024, compared to $20,194 million at December 31, 2023. This decrease was primarily driven by the reclassification of two office assets in the U.S. and one office asset in Australia to held for sale, fair value losses on select properties as a result of updated valuation metrics and updated cash flow and the disposition of an office asset in Australia. These decreases were partially offset by capital spend.

Commercial developments increased by $198 million from December 31, 2023 to September 30, 2024. The increase was primarily the result of development spend in the U.K. and Australia.

The following table presents the changes in equity accounted investments in the Office segment from December 31, 2023 to September 30, 2024:

(US$ Millions)	Sep. 30, 2024
Equity accounted investments, beginning of period	$8,199
Additions	173
Disposals and return of capital distributions	(159)
Share of net (losses), including fair value changes	(95)
Distributions received	(204)
Foreign currency translation	137
Other comprehensive income and other	(39)
Equity accounted investments, end of period	$8,012

Equity accounted investments decreased by $187 million since December 31, 2023 to $8,012 million at September 30, 2024. The decrease was driven by the return of capital and distributions from the sale of our partial interest in an asset in the United Arab Emirates, and share of net losses driven by valuation metric expansion and updated leasing assumptions offset by a positive impact of foreign currency translation.

Debt obligations decreased by $1,363 million since December 31, 2023 to $12,649 million at September 30, 2024. The decrease was primarily driven by the paydown of asset-level debt obligations in the U.S. and Australia.

Retail

Overview
Our Retail portfolio consists of 106 million leasable square feet across 103 malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

Summary of Operating Results
The following table presents NOI, FFO, CFFO and net income in our Retail segment for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
NOI	$241	$236	$730	$731
FFO	87	62	258	240
CFFO	102	81	287	291
Net income	99	519	336	660

NOI increased to $241 million during the three months ended September 30, 2024 compared to $236 million in the same quarter in 2023 due to higher rents from new leases and higher base rents partially offset by an increase in bad debt expense, disposition activity and the prior year benefiting from increased variable overage rent and sales. NOI stayed relatively flat at $730 million during the nine months ended September 30, 2024 compared to $731 million in the same period in 2023 attributable to bad debt expense in the current year and disposition activity, offset by higher rents across the portfolio.

NOI from our unconsolidated properties increased slightly to $182 million and $546 million during the three and nine months ended September 30, 2024 compared to $179 million and $543 million in the prior year, respectively, primarily attributable to an increase in rental revenue, offset by the prior year benefiting from higher overage rent and higher sales.

For the three and nine months ended September 30, 2024, FFO earned in our Retail segment was $87 million and $258 million, respectively compared to $62 million and $240 million, respectively for the same period in the prior year. The increases are attributable to lower interest expense driven by corporate debt repayments and lower interest rates.

For the three months ended September 30, 2024, CFFO increased by $21 million due to movements discussed above. For the nine months ended September 30, 2024, it had decreased by $4 million, due to the prior year benefiting from a one-time insurance payment.

Net income was $99 million for the three months ended September 30, 2024 as compared to net income of $519 million during the same period in the prior year. The current year included modest fair value gains from updated cash flows compared to higher fair value gains in the prior year primarily due fair value gains on our investment in a U.S. department store chain.

Net income was $336 million for the nine months ended September 30, 2024 compared to net income of $660 million during the same period in the prior year. The decrease is driven by higher fair value gains in the prior year attributable to our investment in a U.S. department store chain. The decrease was partially offset by fair value gains at certain Core premier retail centers accounted for under the equity method due to updated market assumptions.

Key Operating Metrics
The following table presents key operating metrics in our Retail portfolio as at and for the three months ended September 30, 2024 and 2023:

	Consolidated		Unconsolidated
	Sep. 30, 2024	Sep. 30, 2023	Sep. 30, 2024	Sep. 30, 2023
Total portfolio(1):
Number of malls and urban retail properties	52	57	51	51
Leasable square feet (in thousands)(2)	47,411	50,723	58,478	58,339
Leased %	94.0%	93.3%	96.3%	96.6%
(1)Included in our total portfolio are 19 Core premier retail centers which total approximately 24 million leasable square feet and are 97.2% occupied compared with 97.1% in the prior year.
(2)Total Portfolio Leasable square feet represents total leasable area.

The following table presents the changes in investment properties in the Retail segment from December 31, 2023 to September 30, 2024:

	Sep. 30, 2024
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$19,385	$67
Capital expenditures	87	—
Property dispositions	(5)	11
Fair value gains, net	5	(3)
Reclassifications to assets held for sale	(239)	—
Investment properties, end of period	$19,233	$75

Commercial properties decreased by $152 million to $19,233 million, primarily due to the reclassification of three assets to held for sale, partially offset by capital spend.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Retail segment for the nine months ended September 30, 2024:

(US$ Millions)	Sep. 30, 2024
Equity accounted investments, beginning of year	$9,501
Additions	63
Disposals and return of capital	(131)
Share of net earnings from equity accounted investments	375
Distributions	(12)
Other	(13)
Equity accounted investments, end of period	$9,783

Equity accounted investments increased by $282 million to $9,783 million, primarily due to share of net earnings from equity accounted investments and additions, partially offset by return of capital.

Debt obligations decreased by $1,054 million to $11,524 million, primarily due to paydowns of asset-level and term debt.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

◦A 31% interest in BSREP I, which is in its 13th year since initial closing, is fully invested and is executing realizations.

◦A 26% interest in BSREP II, which is in its 10th year since initial closing, is fully invested and is executing realizations.

◦An 8% interest in BSREP III, which is in its 7th year since initial closing.

◦A 23% interest in BSREP IV, which is in its 4th year since initial closing.

•A blended 30% interest in two value-add multifamily funds projecting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 33% interest in a series of real estate debt funds which seek to invest in commercial real estate debt secured by properties in strategic locations.

    While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I, BSREP II, and BSREP IV, held through the LP Investments as the Corporation’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III, as our 8% non-voting interest does not provide us with control over the investment and which therefore is accounted for as a financial asset.

Summary of Operating Results
    Our LP investments, unlike our Office and Retail portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to fund reinvestment.

The following table presents NOI, FFO, CFFO, and net (loss) in our LP Investments segment for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
NOI	$749	$689	$2,084	$1,899
FFO	(25)	(44)	(53)	(74)
CFFO	(43)	(44)	(89)	(84)
Net income	(296)	(383)	(1,279)	(422)

NOI in our LP Investments segment increased by $60 million and $185 million for the three and nine months ended September 30, 2024, respectively compared to the prior year, primarily driven by higher revenues as a result of net acquisition activity and strong leasing at our office portfolio in India and strong rent growth at multifamily and logistics assets in the U.S.

FFO increased by $19 million and $21 million for the three and nine months ended September 30, 2024, respectively. These increases are primarily due to higher NOI driven by acquisitions as discussed above which was partially offset by higher interest and operating expenses.

Net(loss) for the three and nine months ended September 30, 2024 was $296 million and $1,279 million, respectively, due to fair value losses in the current period, compared to fair value gains in the prior year, driven by updated valuation metrics and leasing assumptions at retail, office and logistics assets in the U.S. as well as higher income taxes partially offset by higher revenues as discussed above.

Corporate
Certain amounts are allocated to our Corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO, CFFO and net(loss) in our Corporate segment for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
FFO	$(213)	$(175)	$(605)	$(554)
CFFO	(211)	(174)	(601)	(541)
Net (loss)	(180)	(247)	(404)	(608)

FFO was a loss of $213 million (2023 - loss of $175 million) and $605 million (2023 - loss of $554 million) for the three and nine months ended September 30, 2024, respectively. Corporate FFO includes interest expense and general and administrative expense.

Investment and other revenue consists of development and leasing fee income earned of $64 million (2023 - $69 million) and $179 million (2023 - $180 million) for the three and nine months ended September 30, 2024, respectively.

Interest expense for the three months ended September 30, 2024 totaled $105 million (2023 - $96 million), which reflects $26 million (2023 - $25 million) of interest expense on capital securities and $79 million (2023 - $71 million) of interest expense on our credit facilities and corporate bonds. For the nine months ended September 30, 2024, interest expense totaled $322 million (2023 - $292 million), which reflects $77 million (2023 - $76 million) of interest expense on capital securities and $245 million (2023 - $216 million) of interest expense on our credit facilities and corporate bonds. In the current year, we paid down $1.1 billion of our corporate facility and $453 million (C$500 million) of our corporate bonds.

Another component of FFO is general and administrative expense, which, for the three months ended September 30, 2024 was $136 million (2023 - $137 million) and consists of management fees of $45 million (2023 - $49 million) and $91 million (2023 - $88 million) of other corporate costs. For the nine months ended September 30, 2024, general and administrative expense consisted of $134 million of management fees (2023 - $148 million) and $261 million (2023 - $257 million) of other corporate costs. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”) and (b) any fees payable by us in connection with our commitment to private real estate funds of any Service Providers but for the election by us for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable).

For the three and nine months ended September 30, 2024, we also recorded income tax benefit of $1 million and $158 million (2023 - income tax benefit of $79 million and $114 million), primarily due to changes in pre-tax income.

As of September 30, 2024, the carrying value of Canholdco’s Class B Common Shares was $1,297 million (December 31, 2023 - $1,415 million).

LIQUIDITY AND CAPITAL RESOURCES
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private providers of capital. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. These balances may fluctuate as a result of timing differences relating to financing and investing activities. For the nine months ended September 30, 2024, our operating cash flow was $758 million, cash flow from investing activities was $(3,729) million and cash flow from financing activities was $3,077 million. The consolidated cash balance at September 30, 2024 was $1,748 million.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)
Sep. 30, 2024	Office(2)	Retail	LP Investments	Total
2024	$1,789	$2,599	$2,518	$6,906
2025	5,068	2,172	4,145	11,385
2026	2,812	1,071	2,459	6,342
2027	1,256	880	1,030	3,166
2028	272	724	127	1,123
2029 and thereafter	1,244	855	4,327	6,426
Deferred financing costs	(36)	(30)	(95)	(161)
Secured debt obligations(1)	$12,405	$8,271	$14,511	$35,187
(1)The figures above do not consider available extension options. For the debt obligations maturing in the remainder of 2024 and 2025, total debt obligations with extension options total $9,435 million.
(2)Of the $1,789 million in 2024 office maturities, approximately $617 million have been addressed through extensions, repayments and other measures and, of the remaining maturities, nil have extension options in place.

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2024 to 2025, however, excluding debt obligations on assets in receivership, we have suspended contractual payment on approximately 4% of our non-recourse mortgages and are currently engaging in modification or restructuring discussions with respective creditors. We are generally seeking relief given the circumstances resulting from the current economic environment, and may or may not be successful with these negotiations. If we are unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

For further discussion on our liquidity and capital resources, refer to our Annual Report for the year ended December 31, 2023 on Form 20-F.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

    There have been no material changes to risk factors facing our business, including tenant credit risk, lease rollover risk and other risks, since December 31, 2023. For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2023 Annual Report on Form 20-F.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

Effective June 30, 2024, Canadian Overnight Repo Rate Average (“CORRA”) replaced Canadian Dollar Offered Rate (“CDOR”). The partnership assessed the impact and effect required changes as a result of amendments to the contractual terms of CDOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have significant impact on the partnership’s financial reporting.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2023. Please refer to Note 32, Financial Instruments in our December 31, 2023 Annual Report on Form 20-F for a detailed description of our financial risk exposure and risk management activities, and refer to Note 27, Financial Instruments of our Q3 2024 Financial Statements for further information on derivative financial instruments as at September 30, 2024.

RELATED PARTIES
    In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include Brookfield Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

On January 1, 2023, we acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation for consideration of $588 million through the issuance of a non-interest bearing note. In February 2023, there was a $530 million capital call in respect to BSREP IV U.S. and foreign investments. We repaid the non-interest bearing note and funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation. The Corporation retained an identical indirect economic interest in the BSREP IV investment before and after the transaction.

In May 2023, there was a $507 million capital call in respect to BSREP IV investments. We funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation.

In June 2023, we sold partial interests in six Office assets to BWS. This transaction included partial interests in three assets in the U.S. for net proceeds of approximately $306 million and three assets in Canada for net proceeds of approximately C$405 million ($306 million).

In August 2023, in a series of related transactions we issued $1.6 billion of BWS Preferred Shares which are now held by a wholly-owned subsidiary of BWS. Upon conversion, it is expected that BWS will assume a partial interest in our LP interest in BSREP IV. We will continue to consolidate our LP interest in BSREP IV until conversion, as our contractual rights and exposure to variable returns to BSREP IV and its underlying investments remains unchanged. We received $1.6 billion in notes receivable as consideration in these transactions. There were two capital calls in September and December 2023 of $263 million and $101 million, respectively, in respect to BSREP IV investments, which were funded by the partial paydown of the notes receivable.

In June 2024, we sold partial interests in ten Office and Retail assets in the U.S. and Canada to BWS, for net proceeds of approximately $1.3 billion. We used the proceeds from these dispositions toward repayments of corporate and asset-level debt.

In July 2024, we sold a partial interest in a multifamily asset in the U.S. to BWS, generating net proceeds of approximately $97 million.

In September 2024, we sold partial interests in two assets in the U.S. to BWS, generating net proceeds of approximately $101 million.

In September 2024, we reclassified our LP interest in our BSREP IV investments to assets held for sale, in connection with the BWS Preferred Shares issued in August 2023, as BWS must convert these preferred shares to common shares by August 2025. Upon conversion, we will not consolidate our remaining interest in BSREP IV, as our retained approximately 7% non-voting interest does not provide us with control over the investment, which is therefore accounted for as a financial asset within an equity accounted investment.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our accounting policies contained in Note 2 to the December 31, 2023 consolidated financial statements and Note 2, Summary of Material Accounting Policy Information of the Q3 2024 Financial Statements.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy levels, which provides the opportunity to expand cash flows through higher occupancy. There remains some uncertainty in the near-term surrounding leasing trends, market rates, and the ability to exit investments in the partnership’s expected timeframe, which the partnership will continue to monitor and mitigate. In addition, we expect to face a meaningful amount of lease rollover in 2024 and 2025, which may restrain FFO growth from this part of our portfolio in the near future. Our belief as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows is based on assumptions about our business and markets that management deems to be reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. There also remains some uncertainty in the high interest rate environment, which we will continue to monitor and mitigate its impact on borrowing costs and our ability to refinance existing debt. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

Given the small amount of new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

A number of our assets are interest rate sensitive: higher long-term interest rates will, absent all else, increase the partnership’s interest rate expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties that we acquire to the extent that we utilize leverage for those acquisitions and may result in a reduction in the acquisition price to the extent we reduce the amount we offer to pay for properties to a price that sellers may not accept. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the nine months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, FFO, CFFO, net income attributable to Unitholders, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization (“Hospitality NOI”).
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of BSREP III FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation as these are dependent on realization events such as dispositions instead of the underlying operating performance of the investments within BSREP III.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

    NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 20.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 21 as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 21.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally.

Reconciliation of Non-IFRS measures
    As described in the “Non-IFRS Financial Measures” section on page 19, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles net (loss) to NOI for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Net loss	$(525)	$(367)	$(2,023)	$(1,219)
Add (deduct):
Income tax benefit (expense)	31	130	160	(10)
Investment and other revenue	(188)	(246)	(570)	(659)
Interest expense	1,305	1,222	3,799	3,563
Depreciation and amortization expense(1)	116	113	346	329
Investment and other expense	11	136	31	212
General and administrative expense	352	339	1,033	1,023
Fair value losses, net	125	5	1,005	116
Share of (earnings) losses from equity accounted investments	(5)	(161)	(248)	13
Total NOI(1)	$1,222	$1,171	$3,533	$3,368

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial property revenue	$1,587	$1,488	$4,671	$4,390
Direct commercial property expense	(643)	(597)	(1,854)	(1,737)
Add: Depreciation and amortization expense in direct commercial property expense(1)	15	13	42	38
Commercial property NOI(1)	959	904	2,859	2,691
Hospitality revenue	691	699	1,968	1,951
Direct hospitality expense	(529)	(532)	(1,598)	(1,565)
Add: Depreciation and amortization expense in direct hospitality expense(1)	101	100	304	291
Hospitality NOI(1)	263	267	674	677
Total NOI(1)	$1,222	$1,171	$3,533	$3,368
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net (loss) to FFO and Company FFO for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Net loss	$(525)	$(367)	$(2,023)	$(1,219)
Add (deduct):
Fair value losses, net	125	5	1,005	116
Share of equity accounted fair value (losses) gains, net	86	(52)	81	371
Depreciation and amortization of real estate assets(1)	85	81	256	240
Income tax expense (benefit)	31	130	160	(10)
Non-controlling interests in above items	26	38	94	130
FFO	$(172)	$(165)	$(427)	$(372)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	13	13	39	44
Transaction costs, net(2)	22	26	45	69
Losses associated with non-investment properties, net(2)	—	(4)	—	(4)
Imputed interest(3)	9	6	41	15
BSREP III (earnings)(4)	(27)	(9)	(63)	(36)
Company FFO	$(155)	$(133)	$(365)	$(284)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(4)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of Company FFO.

Reconciliation of Non-IFRS Measures – Office
The following table reconciles net (gain) to Office NOI for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Net loss	$(149)	$(256)	$(676)	$(849)
Add (deduct):
Income tax (benefit) expense	(47)	(14)	37	(101)
Investment and other revenue	(40)	(30)	(124)	(123)
Interest expense	215	223	677	654
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	2	3	7	9
Investment and other expense	11	12	30	35
General and administrative expense	67	56	196	188
Fair value losses, net	132	390	477	824
Share of net (earnings) losses from equity accounted investments	41	(139)	95	100
Total NOI - Office(1)	$232	$245	$719	$737
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Office segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial property revenue	$432	$451	$1,317	$1,344
Hospitality revenue(1)	7	6	21	20
Direct commercial property expense	(204)	(209)	(610)	(617)
Direct hospitality expense(1)	(5)	(6)	(16)	(19)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	2	3	7	9
Total NOI - Office(2)(3)	$232	$245	$719	$737
(1)Hospitality revenue and direct hospitality expense within our Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the our office assets in Houston.
(2)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(3)Included in our total Office portfolio are 66 Core properties located in 16 premier office and mixed-use complexes in key global markets, which generated consolidated NOI of $112 million for the three months ended September 30, 2024 (2023 - $105 million). On a look-through basis, same-property NOI for these assets grew by 5%. See footnote 1 in Share of net earnings from equity accounted investments below for detail on NOI from unconsolidated Core properties.

The following table reconciles Office net (gain) to FFO and CFFO for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Net loss	$(149)	$(256)	$(676)	$(849)
Add (deduct):
Fair value losses, net	132	390	477	824
Share of equity accounted fair value (gains) losses, net	77	(95)	226	238
Depreciation and amortization of real estate assets(1)	—	1	1	3
Income tax (benefit) expense	(47)	(14)	37	(101)
Non-controlling interests in above items	(34)	(34)	(92)	(99)
FFO	$(21)	$(8)	$(27)	$16
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	2	1	7	10
Transaction costs, net(1)	7	6	17	11
Imputed interest(3)	9	5	41	13
Company FFO	$(3)	$4	$38	$50
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

The following table reconciles Office share of net losses earnings from equity accounted investments for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Unconsolidated properties NOI(1)	$136	$137	$423	$407
Unconsolidated properties fair value (losses) gains, net	(77)	95	(226)	(238)
Other(2)	(100)	(93)	(292)	(269)
Share of net (losses) earnings from equity accounted investments	$(41)	$139	$(95)	$(100)
(1)Included in our total Office portfolio are 66 Core properties located in 16 premier office and mixed-use complexes in key global markets, which generated unconsolidated NOI of $100 million for the three months ended September 30, 2024 (2023 - $100 million). On a look-through basis, same-property NOI for these assets grew by 5%. See footnote 3 in the key components of NOI above for detail on NOI from consolidated Core properties.
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures – Retail

The following table reconciles net income to Retail NOI for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Net income	$99	$519	$336	$660
Add (deduct):
Income tax expense	11	7	21	33
Investment and other revenue	(35)	(33)	(98)	(100)
Interest expense	190	207	573	601
Depreciation and amortization expense(2)	3	4	10	13
General and administrative expense	49	57	156	171
Fair value (gains) losses, net	(6)	(478)	107	(475)
Share of net earnings from equity accounted investments	(70)	(47)	(375)	(172)
Total NOI - Retail(1)	$241	$236	$730	$731
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Retail segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial property revenue	$340	$343	$1,048	$1,037
Direct commercial property expense	(102)	(111)	(328)	(319)
Add: Depreciation and amortization included in direct commercial property expense(1)	3	4	10	13
Total NOI - Retail(1)(2)	$241	$236	$730	$731
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Included in our total portfolio are 19 Core premier retail centers which generated consolidated NOI of $75 million for the three months ended September 30, 2024 (2023 -$71 million). On a look-through basis, same-property NOI for these assets were flat compared to the prior year. See footnote 1 in Share of net earnings from equity accounted investments below for detail on NOI from unconsolidated properties.

    The following table reconciles Retail net income to FFO and CFFO for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Net income	$99	$519	$336	$660
Add (deduct):
Share of equity accounted fair value gains, net	(7)	21	(185)	38
Fair value (gains) losses, net	(6)	(478)	107	(475)
Income tax expense	11	7	21	33
Non-controlling interests in above items	(10)	(7)	(21)	(16)
FFO	$87	$62	$258	$240
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	4	4	10	12
Transaction costs, net(2)	11	19	19	43
Gains associated with non-investment properties, net(2)	—	(4)	—	(4)
Company FFO	$102	$81	$287	$291
(1) Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

The following table reconciles Retail share of net earnings from equity accounted investments for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Unconsolidated properties NOI(1)	$182	$179	$546	$543
Unconsolidated properties fair value gains, net	7	(21)	185	(38)
Other(2)	(119)	(111)	(356)	(333)
Share of net earnings from equity accounted investments	$70	$47	$375	$172
(1)Included in our total portfolio are 19 Core premier retail centers which generated consolidated NOI of $78 million for the nine months ended September 30, 2024 (2023 - $76 million). On a look-through basis, same-property NOI for these assets were flat compared to the prior year. See footnote 3 in the key components of NOI above for detail on NOI from consolidated Core properties.
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles net (loss) to LP Investments NOI for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Net (loss)	$(296)	$(383)	$(1,279)	$(422)
Add (deduct):
Income tax expense (benefit)	68	58	260	(56)
Investment and other revenue	(49)	(114)	(169)	(256)
Interest expense	795	696	2,227	2,016
Depreciation and amortization expense(2)	109	104	324	304
Investment and other expense	—	124	1	177
General and administrative expense	100	89	286	259
Fair value (gains) losses, net	(2)	90	402	(208)
Share of net (earnings) losses from equity accounted investments	24	25	32	85
Total NOI(1)	$749	$689	$2,084	$1,899
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial property revenue	$815	$694	$2,306	$2,009
Hospitality revenue	684	693	1,947	1,931
Direct commercial property expense	(336)	(276)	(913)	(799)
Direct hospitality expense	(523)	(526)	(1,580)	(1,546)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	109	104	324	304
Total NOI(1)	$749	$689	$2,084	$1,899
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles LP Investments net (loss) to FFO and CFFO for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Net (loss)	$(296)	$(383)	$(1,279)	$(422)
Add (deduct):
Fair value (gains) losses, net	(2)	90	402	(208)
Share of equity accounted fair value losses, net	16	22	40	95
Depreciation and amortization of real estate assets(1)	85	80	255	237
Income tax expense (benefit)	68	58	260	(56)
Non-controlling interests in above items	104	89	269	280
FFO	$(25)	$(44)	$(53)	$(74)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	5	8	17	19
Transaction costs, net(2)	4	1	10	5
Imputed interest(3)	—	1	—	2
BSREP III (earnings)(3)	(27)	(10)	(63)	(36)
CFFO	$(43)	$(44)	$(89)	$(84)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net loss to FFO and CFFO for the three and nine months ended September 30, 2024 and 2023:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2024	2023	2024	2023
Net income	$(180)	$(247)	$(404)	$(608)
Add (deduct):
Fair value gains, net	1	3	19	(25)
Income tax expense	(1)	79	(158)	114
Non-controlling interests in above items	(33)	(10)	(62)	(35)
FFO	$(213)	$(175)	$(605)	$(554)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	1	1	4	3
Transaction costs, net(1)	1	—	—	10
CFFO	$(211)	$(174)	$(601)	$(541)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split Corp.”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in Brookfield Office Properties Inc. (“BOPI”) common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

In connection with the Privatization (refer to Note 3, Privatization of the Partnership of our annual 2023 financial statements for further information), the partnership formed a subsidiary, Brookfield Property Preferred L.P. (“New LP”), to issue preferred securities (“New
LP Preferred Units”). The partnership and certain of its related entities have agreed to guarantee the securities issued by this entity.

The following tables provide consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc., New LP and the holding entities:

(US$ Millions) For the three months ended Sep. 30, 2024	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$7	$11	$—	$23	$55	$219	$49	$2,102	$2,466
Net (loss) income attributable to Unitholders(1)	(324)	73	(221)	—	(14)	45	(422)	41	401	(421)
For the three months ended Sep. 30, 2023
Revenue	$—	$9	$27	$—	$28	$56	$120	$151	$2,042	$2,433
Net (loss) income attributable to Unitholders(1)	(63)	(159)	(294)	—	49	45	(177)	141	281	(177)

(US$ Millions) For the nine months ended Sep. 30, 2024	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$32	$37	$—	$71	$165	$488	$171	$6,245	$7,209
Net (loss) income attributable to Unitholders(1)	(462)	(374)	(799)	—	46	137	(1,289)	150	1,302	(1,289)
For the nine months ended Sep. 30, 2023
Revenue	$—	$19	$49	$—	$88	$164	$369	$519	$5,792	$7,000
Net (loss) income attributable to Unitholders(1)	(337)	(603)	(626)	—	7	132	(940)	492	935	(940)
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the operating partnership, Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Sep. 30, 2024	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$406	$283	$—	$1,918	$2,949	$3,299	$863	$(4,890)	$4,828
Non-current assets	8,482	6,010	12,687	—	25	—	32,647	2,926	30,097	92,874
Assets held for sale	—	—	—	—	—	—	—	—	35,625	35,625
Current liabilities	—	1,503	2,060	—	729	—	9,015	733	8,650	22,690
Non-current liabilities	—	15	1,578	—	1,037	653	3,877	478	32,168	39,806
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	22,868	22,868
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,428	—	—	—	—	—	23,203	25,631
Equity attributable to Unitholders(1)	$7,783	$1,170	$6,904	$—	$177	$2,296	$22,332	$2,578	$(21,607)	$21,633
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the operating partnership, Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2023	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$428	$187	$—	$2,369	$2,952	$3,415	$1,124	$(3,286)	$7,189
Non-current assets	8,809	6,458	13,771	—	6	—	33,222	2,506	57,764	122,536
Assets held for sale	—	—	—	—	—	—	—	—	1,852	1,852
Current liabilities(5)	—	1,485	1,293	—	834	—	7,926	776	9,541	21,855
Non-current liabilities(5)	—	15	2,631	—	1,432	659	4,734	483	51,124	61,078
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	57	57
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,458	—	—	—	—	—	22,874	25,332
Equity attributable to Unitholders(1)	$8,110	$1,658	$7,576	$—	$109	$2,293	$23,255	$2,371	$(22,816)	$22,556
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the operating partnership, Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.
(5)The partnership adopted the IAS 1 Amendments as of January 1, 2024. The comparative information has been restated. See Note 2, Summary of Material Accounting Policy Information for further information.

NEW LP PREFERRED UNITS GUARANTEE
New LP was created in order to issue New LP Preferred Units. The payment obligations of New LP to the holders of the New LP Preferred Units, including accrued and unpaid distributions, are fully and unconditionally guaranteed by the partnership, the Operating Partnership and several Holding Entities (CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited). The guarantee of each guarantor ranks senior to all subordinate guarantor obligations.

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provides combined summarized financial information of New LP and New LP guarantor entities.

Total revenue of the partnership for the nine months ended September 30, 2024 was $7,209 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) For the nine months ended Sep. 30, 2024	Combined Guarantor entities
Revenue	$1
Revenue - from related parties	10
Revenue - from non-guarantor subsidiaries	251
Dividend income - from non-guarantor subsidiaries	394
Operating profit	96
Net income	116

(US$ Millions) For the year ended Dec. 31, 2023	Combined Guarantor entities
Revenue	$2
Revenue - from related parties	7
Revenue - from non-guarantor subsidiaries	385
Dividend income - from non-guarantor subsidiaries	854
Operating profit	541
Net income	549

Total assets of the partnership and its controlled subsidiaries for the period ended September 30, 2024 was $133,327 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) As at Sep. 30, 2024	Combined Guarantor entities
Current assets	$37
Current assets - due from related parties	797
Current assets - due from non-guarantor subsidiaries	5,750
Long-term assets	2
Long-term assets - due from related parties	—
Current liabilities	107
Current liabilities - due to related parties	2,026
Current liabilities - due to non-guarantor subsidiaries	6,488
Long-term liabilities	2,078
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	2,336
Non-controlling interests	4,060

(US$ Millions) As at Dec. 31, 2023	Combined Guarantor entities
Current assets	$108
Current assets - due from related parties	881
Current assets - due from non-guarantor subsidiaries	5,907
Long-term assets	30
Long-term assets - due from related parties	85
Current liabilities	429
Current liabilities - due to related parties	421
Current liabilities - due to non-guarantor subsidiaries	6,669
Long-term liabilities	2,949
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	2,325
Non-controlling interests	4,062

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; risks relating to trends in the office real estate industry; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; risks related to climate change; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Corporate Information

CORPORATE PROFILE
    Brookfield Property Partners is Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is a subsidiary of Brookfield Corporation (NYSE: BN; TSX: BN). More information is available at www.brookfield.com.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Keren Dubon, Investor Relations at 855-212-8243 or via email at bpy.enquiries@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, Equiniti Trust Company, LLC, as listed below.

Equiniti Trust Company LLC
By mail:         6201 15th Avenue
Brooklyn, NY 11219
Tel:         (718) 921-8124; (800) 937-5449
Website:        https://equiniti.com/us/ast-access

COMMUNICATIONS
Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, and unit and distribution information as well as summary information on our outstanding preferred units.

We maintain an investor relations program and strive to respond to inquiries in a timely manner.